                                                     Rules 424(b)(3) and 424(c)
                                                     Registration No. 333-60053

PROSPECTUS SUPPLEMENT
To Prospectus dated March 16, 1999

                       [Building One Logo Appears Here]

  Building One Services Corporation has prepared this Prospectus Supplement to update certain information contained in its Prospectus dated March 16, 1999. This Prospectus Supplement supersedes the Prospectus Supplement dated March 23, 1999.

  Set forth below is (i) a summary of the modification to our tender offer, commenced on February 19, 1999, pursuant to which we are increasing the number of shares we are offering to repurchase and decreasing the price we are offering to pay and of our financing agreement with Boss Investment LLC, an affiliate of Apollo Management, L.P., pursuant to which Boss Investment will invest $100 million in exchange for convertible notes and (ii) our unaudited pro forma financial statements, which give effect to (a) the modified tender offer, (b) our financing of the tender offer through a planned offering of $200 million of senior subordinated notes, $100 million from a proposed $350 million revolving credit facility and our financing agreement with Boss Investment, (c) five acquisitions completed subsequent to September 30, 1998 and (d) five pending acquisitions.

           The date of this Prospectus Supplement is March 26, 1999.

Modification of Tender Offer and Agreement with Boss Investment

  On March 23, 1999, we announced that we were extending and intend to modify our previously announced tender offer, which was commenced on February 19, 1999. We are increasing the number of shares of common stock that we are offering to buy to 25.5 million from 24,365,891 shares and reducing the price we are offering to pay to $22.50 from $25.00 per share. We are permitting former owners of businesses that we have acquired to tender shares of our common stock that are subject to contractual restrictions on transfer. We will permit such former owners to sell up to 50% of the shares of common stock they acquired in exchange for their businesses. Key members of our management who own, as of March 22, 1999, approximately 6.2 million shares of our common stock have agreed not to transfer the shares they own after the tender offer for an additional twelve months beyond the terms of their existing contractual restrictions. Joseph M. Ivey, our president and chief executive officer, has advised us that he does not intend to tender any of his shares.

  In addition, we are accelerating the vesting of stock options having exercise prices below $22.50 per share. That action will enable optionees to tender shares of common stock in connection with conditional exercises of options. As of March 22, 1999, we had outstanding 45,275,052 shares of common stock and stock options with exercise prices below $22.50 exercisable for 3,385,914 shares. We have extended the expiration, withdrawal and proration dates relating to our tender offer to April 16, 1999 at 5:00 p.m. Our tender offer is conditioned on a minimum of 21 million shares of common stock being tendered, the receipt of financing on acceptable terms and certain other conditions.

  On March 23, 1999, we also announced that we had entered into an agreement with Boss Investment LLC, an affiliate of Apollo Management, L.P., under which Boss Investment agreed to invest $100 million in our company in exchange for convertible notes. Under the agreement with Boss Investment, we will issue convertible notes that will mature on the thirteenth anniversary of the issuance of the notes and will provide for interest payments at a rate of 7.5% per year.

  We will pay interest in either additional convertible notes or cash, at our election but subject to the provisions of our credit agreement, through the fifth anniversary of the issuance of the convertible notes and in cash thereafter. The holders of a majority of the outstanding principal amount of the convertible notes, however, will have the right to require the payment of interest in cash after the third and through the fifth anniversary of the issuance of the convertible notes. The holders of convertible notes will also be entitled to share in any dividends declared on the shares of our common stock as though they had converted the notes into shares of common stock. Upon a "change in control," as defined in the indenture for the convertible notes, we will be required to redeem the notes at the election of the holders, for a price equal to the principal amount of the notes plus all accrued interest and all interest that would have otherwise been accrued through the fifth anniversary of the issuance of the convertible notes.

  The notes will be convertible into shares of common stock at an initial conversion price of $22.50 per share plus all accrued and unpaid interest. Assuming conversion of the principal amount of the notes and assuming all interest is paid in cash, Boss Investment will have the right to acquire upon conversion 4,444,444 shares of our common stock, or approximately 18% of the outstanding shares of common stock after the tender offer. If the notes are converted prior to the fifth anniversary of the issuance of the convertible notes, the amount converted into shares of common stock will include additional interest that would have accrued or been paid from the date of conversion through the fifth anniversary of the issuance of the convertible notes up to the aggregate amount of interest that would have been payable for 30 months. We will adjust the conversion price under certain circumstances, including the issuance of shares of our common stock at a price below the conversion price of the convertible notes or below the then fair market value of the common stock.

  The indenture for the convertible notes will restrict our ability to incur additional indebtedness, pay dividends, repurchase stock or repay certain other indebtedness. In addition, it will provide certain voting rights to the holders of the convertible notes, subject to the adoption of amendments to our restated certificate of incorporation. We have agreed to seek stockholder approval of an amendment to our restated certificate of incorporation which would authorize the holders of the convertible notes to vote together with the holders of our common stock on all of the matters submitted to our stockholders for a vote. In addition, we have agreed to seek stockholder approval of an amendment to our restated certificate of incorporation which would authorize the holders of the convertible notes to elect three of our directors. At closing, our Board will be increased to 10 directors. The holders of the convertible notes will be entitled to cast the number of votes that they would be entitled to cast if they converted the convertible notes into shares of our common stock. The indenture will also entitle us to redeem the notes at any time after five years after their issuance at a premium.

  Pursuant to our agreement with Boss Investment, we will be precluded from entering into various types of transactions or making certain changes in our capital structure, board size or management without the consent of Boss Investment. In addition, Boss Investment will have the right to acquire shares of our common stock if we sell shares in a private placement. Finally, Boss Investment and any other holders of the convertible notes will have certain rights to require us to register the shares of common stock that they acquire upon conversion of the convertible notes for sale under the Securities Act of 1933, as amended.

  The completion of the transaction with Boss Investment is subject to a number of conditions. These conditions include our acquisition of 21 million shares at a price of $22.50 per share through our tender offer and our appointment or nomination of certain persons to the Board of Directors. In connection with our sale of the convertible notes to Boss Investment, we will increase the size of our Board to ten persons, appoint three designees of Boss Investment to our Board and cause changes in the current membership of the Board so that we have ten directors.

  As a result of the modification of the tender offer and the agreement with Boss Investment, we expect that our purchase of the 25.5 million shares in the tender offer will require approximately $600 million of financing (including fees and expenses). We expect to fund our acquisition of the shares with our cash on hand (approximately $200 million as of December 31, 1998), $200 million of bond financing, $100 million from the acquisition of convertible notes by Boss Investment and $100 million from a $350 million revolving credit facility from Bankers Trust Company. We have received a new commitment letter from Bankers Trust Company for the $350 million revolving credit facility. Two hundred and fifty million dollars of the revolving credit facility will be available for future acquisitions, contingent payments that are required by the terms of certain acquisition agreements, capital expenditures and other general corporate purposes. In addition, we have received a new highly confident letter from BT Alex. Brown relating to the $200 million bond financing.

  We anticipate completing the above transactions shortly after the April 16, 1999 expiration date of the tender offer. The above description is only a summary of the terms of the agreement that we have entered into with Boss Investment. For a more complete description of this transaction, you should refer to the Current Report on Form 8-K that we filed with the Securities and Exchange Commission on March 23, 1999.

                              UNAUDITED PRO FORMA
                             FINANCIAL STATEMENTS
                   (Dollars in thousands, except share data)

  The financial statements of Building One Services Corporation (the "Company") included in the following unaudited pro forma financial statements represent the consolidated financial statements of the Company, which are included elsewhere in this Prospectus. The unaudited pro forma financial statements give effect to the following: (i) the repurchase of 25,500,000 shares of common stock (24,600,000 shares at a price of $22.50 per share and an estimated 900,000 shares at a price of $22.50 per share less the exercise price for employee stock options) (the "Share Repurchase"), (ii) the issuance of $100,000 7.5% Junior Subordinated Convertible Notes, the planned offering of $200,000 of senior subordinated notes and borrowings under a $100,000 term facility (the "New Borrowings") necessary to finance the Share Repurchase,
(iii) five acquisitions completed subsequent to September 30, 1998 (the "Subsequent Acquisitions"), (iv) five pending acquisitions considered to be probable (the "Pending Acquisitions") and (v) the repurchase of 1,135,000 shares of Common Stock (the "Treasury Stock") subsequent to September 30, 1998.

  The following unaudited pro forma combined balance sheet of the Company gives effect to the Share Repurchase, the New Borrowings, the Subsequent Acquisitions, the Pending Acquisitions and the Treasury Stock as if they had been consummated as of the Company's most recent balance sheet date, September 30, 1998.

  The unaudited pro forma combined statements of operations give effect to (i) the Share Repurchase, (ii) the New Borrowings (iii) the 21 acquisitions completed during the nine months ending September 30, 1998 which were accounted for under the purchase method of accounting ("1998 Acquisitions") and (iv) the Subsequent Acquisitions and the Pending Acquisitions as if they had been consummated on January 1, 1997.

  The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial data does not purport to represent what the Company's consolidated financial position and results of operations would actually have been if such transactions in fact had occurred on the assumed dates and are not necessarily representative of our Company's consolidated financial position or results of operations for any future period. The unaudited pro forma combined financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

                                       5
                       BUILDING ONE SERVICES CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET

                              September 30, 1998
                                (In thousands)

                     Building One
                       Services    Subsequent    Pending     Combined    Purchase   Treasury     New       Share     Pro Forma
                     Corporation  Acquisitions Acquisitions   Total     Accounting   Stock    Borrowings Repurchase  Combined
                     ------------ ------------ ------------ ----------  ---------- ---------  ---------- ----------  ---------
      ASSETS                                                               (A)        (B)        (C)        (D)
Current assets:
 Cash and cash
  equivalents......   $  272,022    $ 9,587      $ 2,171     $ 283,780   $(84,120) $(14,784)   $381,000  $(563,502)  $  2,374
 Accounts
  receivable,
  net..............      205,502     27,310       17,859       250,671                                                250,671
 Cost and
  estimated
  earnings in
  excess of
  billings on
  uncompleted
  contracts........       20,410      3,782        4,567        28,759                                                 28,759
 Prepaid expenses
  and other
  current assets...       12,955      3,750          543        17,248                                                 17,248
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total current
    assets.........      510,889     44,429       25,140       580,458    (84,120)  (14,784)    381,000   (563,502)   299,052
Property and
 equipment, net....       31,718      3,865        8,993        44,576                                                 44,576
Intangible assets,
 net...............      454,862         24           36       454,922     75,357                                     530,279
Other assets.......        4,643      3,251          934         8,828                           19,000                27,828
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total assets....    1,002,112     51,569       35,103     1,088,784     (8,763)  (14,784)    400,000   (563,502)   901,735
                      ==========    =======      =======    ==========   ========  ========    ========  =========   ========
  LIABILITIES AND
   STOCKHOLDERS'
       EQUITY
Current
 liabilities:
 Short-term debt...        3,864        474        1,366         5,704                                                  5,704
 Accounts
  payable..........       57,352     13,548        5,519        76,419                                                 76,419
 Billings in
  excess of costs
  and estimated
  earnings on
  uncompleted
  contracts........       59,361      8,737        5,136        73,234                                                 73,234
 Income taxes
  payable..........        7,304                                 7,304                                      (2,801)     4,503
 Accrued
  compensation.....       31,796        862                     32,658                                                 32,658
 Accrued
  liabilities......       17,597      1,606        4,841        24,044                                                 24,044
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total current
    liabilities....      177,274     25,227       16,862       219,363                                      (2,801)   216,562
Long-term debt.....        3,094        419        2,636         6,149                          400,000               406,149
Other liabilities..        4,497      1,988                      6,485     (3,193)                                      3,292
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total
    liabilities....      184,865     27,634       19,498       231,997     (3,193)              400,000     (2,801)   626,003
Stockholders'
 equity:
 Common stock......           44         95          105           244       (196)       (1)                   (25)        22
 Convertible non-
  voting common
  stock............            1                                     1                                          (1)
 Additional paid-
  in capital.......      814,791      3,336           60       818,187     30,570                         (600,428)   248,329
 Treasury stock....      (27,048)                    (78)      (27,126)        78   (14,783)                41,831
 Retained
  earnings.........       30,083     20,504       15,518        66,105    (36,022)                          (2,078)    28,005
 Accumulated other
  comprehensive
  income (loss)....         (624)                                 (624)                                                  (624)
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total
    stockholders'
    equity ........      817,247     23,935       15,605       856,787     (5,570)  (14,784)              (560,701)   275,732
                      ----------    -------      -------    ----------   --------  --------    --------  ---------   --------
   Total
    liabilities and
    stockholders'
    equity.........   $1,002,112    $51,569      $35,103    $1,088,784   $ (8,763) $(14,784)   $400,000  $(563,502)  $901,735
                      ==========    =======      =======    ==========   ========  ========    ========  =========   ========

                       BUILDING ONE SERVICES CORPORATION
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                (In thousands, except share and per share data)

                          Building
                             One
                          Services
                         Corporation
                         -----------
Revenues.........          $ 70,101
Cost of
 revenues........            58,857
                         ----------
 Gross profit....            11,244
Selling, general
 and
 administrative
 expenses........            11,776
Goodwill amortization..
                         ----------
 Operating income
  ...............              (532)
Other (income)
 expense:
 Interest
  expense........               208
 Interest
  income.........            (2,056)
 Other, net......              (221)
                         ----------
Income before
 provision for
 income taxes....             1,537
Provision for
 income taxes....                94
                         ----------
Net income ......        $    1,443
                         ==========
Net income per
 share--Basic....        $     0.25
                         ==========
Net income per
 share--Diluted..        $     0.25
                         ==========
Weighted average
 shares
 outstanding--
 Basic (Note 3)..         5,683,464
                         ==========
Weighted average
 shares
 outstanding--
 Diluted
 (Note 3)........         5,865,550
                         ==========
                                                                 1998 Acquisitions
                         -----------------------------------------------------------------------------------------------
                          Service             Garfield    Riviera     Tri-City    Town &
                         Management   SKC       and       Electric   Electrical  Country    Wilson    Taylor   Regency
                         USA, Inc.  Electric  Indecon   Construction Contractors Electric  Electric  Electric  Electric
                         ---------- --------- --------- ------------ ----------- --------- --------- --------- ---------
Revenues.........         $26,266   $23,482   $24,498     $37,049      $79,493   $48,726   $71,009   $19,193   $60,283
Cost of
 revenues........          19,856    16,971    19,587      31,607       63,551    39,701    59,036    13,799    44,556
                         ---------- --------- --------- ------------ ----------- --------- --------- --------- ---------
 Gross profit....           6,410     6,511     4,911       5,442       15,942     9,025    11,973     5,394    15,727
Selling, general
 and
 administrative
 expenses........           3,832     4,200     2,981       3,999        9,925     7,006    10,514     1,272     5,448

Goodwill amortization..
                         ---------- --------- --------- ------------ ----------- --------- --------- --------- ---------
 Operating income
  ...............           2,578     2,311     1,930       1,443        6,017     2,019     1,459     4,122    10,279
Other (income)
 expense:
 Interest
  expense........              53                 102         229           53        75       110                 587

 Interest
  income.........                                                         (168)               (156)     (113)     (416)
 Other, net......               6       (40)      (16)       (119)          26      (113)       77       (43)       29
                         ---------- --------- --------- ------------ ----------- --------- --------- --------- ---------
Income before
 provision for
 income taxes....           2,519     2,351     1,844       1,333        6,106     2,057     1,428     4,278    10,079
Provision for
 income taxes....              52     1,150       771                      462       894       625
                         ---------- --------- --------- ------------ ----------- --------- --------- --------- ---------
Net income ......         $ 2,467   $ 1,201   $ 1,073     $ 1,333      $ 5,644   $ 1,163   $   803   $ 4,278   $10,079
                         ========== ========= ========= ============ =========== ========= ========= ========= =========
Net income per
 share--Basic....

Net income per
 share--Diluted..

Weighted average
 shares
 outstanding--
 Basic (Note 3)..

Weighted average
 shares
 outstanding--
 Diluted
 (Note 3)........


                                                      1998 Acquisitions
                          -------------------------------------------------------------------------------
                          Insignificant  Subsequent    Pending     Combined    Pro Forma      Pro Forma
                          Acquisitions  Acquisitions Acquisitions   Total     Adjustments     Combined
                          ------------- ------------ ------------ ----------- -------------- ------------
Revenues.........           $543,640      $151,824     $116,499   $1,272,063   $             $ 1,272,063
Cost of
 revenues........            446,296       129,446       97,445    1,040,708                   1,040,708
                          ------------- ------------ ------------ ----------- -------------- ------------
 Gross profit....             97,344        22,378       19,054      231,355                     231,355
Selling, general
 and
 administrative
 expenses........             78,117        16,691       12,610      168,371    (33,711)(A)
                                                                                  4,000 (C)      138,660
Goodwill amortization..                                                          13,425 (E)       13,425
                          ------------- ------------ ------------ ----------- -------------- ------------
 Operating income
  ...............             19,227         5,687        6,444       62,984     16,286           79,270
Other (income)
 expense:
 Interest
  expense........              2,392           128          366        4,303     36,701 (G)  ...........
                                                                                  1,900 (B)       42,904
 Interest
  income.........             (1,266)         (311)         (98)      (4,584)     4,584 (H)
 Other, net......             (2,292)          206         (239)      (2,739)      (848)(1)       (3,587)
                          ------------- ------------ ------------ ----------- -------------- ------------
Income before
 provision for
 income taxes....             20,393         5,664        6,415       66,004    (26,051)          39,953
Provision for
 income taxes....              4,184         2,263          834       11,329     10,024 (J)       21,353
                          ------------- ------------ ------------ ----------- -------------- ------------
Net income ......           $ 16,209      $  3,401     $  5,581   $   54,675   $(36,075)     $    18,600
                          ============= ============ ============ =========== ============== ============
Net income per
 share--Basic....                                                                            $      0.86
                                                                                             ============
Net income per
 share--Diluted..                                                                            $      0.86
                                                                                             ============
Weighted average
 shares
 outstanding--
 Basic (Note 3)..                                                                             21,608,154
                                                                                             ============
Weighted average
 shares
 outstanding--
 Diluted
 (Note 3)........                                                                             26,068,775
                                                                                             ============

                       BUILDING ONE SERVICES CORPORATION
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                (In thousands, except share and per share data)

                          Building
                             One
                          Services        1998      Subsequent    Pending     Combined    Pro Forma     Pro Forma
                         Corporation  Acquisitions Acquisitions Acquisitions   Total     Adjustments     Combined
                         -----------  ------------ ------------ ------------ ----------  -----------    ----------
Revenues................ $  478,595     $379,288     $118,807     $102,863   $1,079,553   $             $1,079,553
Cost of revenues........    376,318      309,591       99,022       84,263      869,194                    869,194
                         ----------     --------     --------     --------   ----------   --------      ----------
 Gross profit...........    102,277       69,697       19,785       18,600      210,359                    210,359
Selling, general and
 administrative
 expenses...............     59,786       55,111       13,826       14,070      142,793    (22,952)(A)     119,841
Goodwill asset
 amortization...........      4,584          234                                  4,818      5,244 (E)      10,062
Non-recurring pooling
 costs..................        768                                                 768       (768)(D)
                         ----------     --------     --------     --------   ----------   --------      ----------
 Operating income.......     37,139       14,352        5,959        4,530       61,980     18,476          80,456
Other (income) expense:
 Interest expense.......        565        1,764           73          335        2,737     27,563 (G)
                                                                                              (675)(F)
                                                                                             1,425 (B)      31,050
 Interest income........    (16,043)      (1,483)        (252)         (41)     (17,819)    17,688 (H)        (131)
 Other, net.............       (134)      (1,574)         346          (56)      (1,418)    (1,687)(I)      (3,105)
                         ----------     --------     --------     --------   ----------   --------      ----------
Income before provision
 for income taxes.......     52,751       15,645        5,792        4,292       78,480    (25,838)         52,642
Provision for income
 taxes..................     22,460        4,665        2,261          453       29,839     (5,249)(J)      24,590
                         ----------     --------     --------     --------   ----------   --------      ----------
Net income.............. $   30,291     $ 10,980     $  3,531     $  3,839   $   48,641   $(20,589)     $   28,052
                         ==========     ========     ========     ========   ==========   ========      ==========
Net income per share--
 Basic.................. $     0.79                                                                     $     1.30
                         ==========                                                                     ==========
Net income per share--
 Diluted................ $     0.77                                                                     $     1.19
                         ==========                                                                     ==========
Weighted average shares
 outstanding--Basic
 (Note 3)............... 38,298,295                                                                     21,608,154
                         ==========                                                                     ==========
Weighted average shares
 outstanding--Diluted
 (Note 3)............... 39,368,321                                                                     26,379,790
                         ==========                                                                     ==========

                       BUILDING ONE SERVICES CORPORATION

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                   (Dollars in thousands, except share data)

NOTE 1--UNAUDITED PRO FORMA BALANCE SHEET ADJUSTMENTS

(A) Adjustment to reflect the Subsequent Acquisitions and the Pending Acquisitions for consideration of approximately $84,120 in cash (excluding related professional fees) and 2,634,773 shares of common stock resulting in excess purchase price over the fair value of net assets acquired of $75,357. Such allocations are preliminary in nature, pending the outcome of a detailed analysis being performed by our company of the assets and liabilities acquired. For purposes of computing the estimated purchase price for business combinations accounted for under the purchase method of accounting, the value of the shares was determined in consideration of restrictions, if applicable, on the transferability of the shares issued.
(B) Adjustment to reflect the Treasury Stock purchase of 1,135,000 shares of the Company's common stock for a total of $14,784 which occurred subsequent to September 30, 1998.
(C) Adjustment to reflect the issuance of $100,000 of convertible notes at a rate of 7.5%, the planned offering of $200,000 of senior subordinated notes at an assumed interest rate of 10.5%, and borrowings under a $100,000 term facility at an assumed rate of 8.25% necessary to finance the Share Repurchase and the Pending Acquisitions. Additionally, adjustment reflects approximately $19,000 of debt issue costs which will be capitalized and amortized over the life of the debt.
(D) Adjustment to reflect the use of cash to repurchase 25,500,000 of the shares of common stock (24,600,000 shares at a price of $22.50 per share and an estimated 900,000 shares at a price of $22.50 per share less the exercise price for employee stock options), including applicable transaction fees of $3,000. The funds to finance the repurchase are expected to be obtained from the following sources: the Company's cash balances, $100,000 of convertible notes, $200,000 in senior subordinated notes and a $100,000 term facility.

  For purposes of the Share Repurchase, the Company will accelerate the vesting of employee stock options and permit optionees to tender Shares in connection with Conditional exercises of the options. As a result of the Company allowing for the tender of an estimated 900,000 Shares that underly employee stock options in the Share Repurchase, compensation expense is recorded to the extent that the optionholder exercises the stock option for the net cash payments made upon exercise. Upon completion of the Repurchase, stock options not exchanged will revert to fixed option awards with terms identical to those prior to the commencement of the Repurchase. The Company estimates that the compensation expense related to the option shares purchased in the Share Repurchase will approximate $3,464, based on management's estimate of options that will be exchanged. For purposes of the pro forma balance sheet, the Company has reflected the after-tax compensation expense of $2,078 ($3,464 before benefit from income taxes) as a reduction to retained earnings. Additionally, income taxes payable has been decreased by approximately $2,801 to reflect the expected income tax benefit and additional paid-in-capital has been increased by $2,049. The Company has not included these items as compensation expense in the unaudited pro forma combined statement of operations because they are of a non-recurring nature and are directly related to the Share Repurchase.

                       BUILDING ONE SERVICES CORPORATION

                            (Dollars in thousands)
NOTE 2--UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS ADJUSTMENTS

(A) Adjustment to reflect the modifications in salaries, bonuses and benefits to owners of the 1998 Acquisitions, the Subsequent Acquisitions and the Pending Acquisitions to which they have agreed prospectively.

(B) Adjustment to reflect the amortization of debt issuance costs incurred in connection with the issuance of $100,000 convertible notes, $200,000 of senior subordinated notes and the $100,000 term facility over the terms of the respective borrowings.

(C) Adjustment to reflect an increase in general and administrative expenses associated with Building One Services Corporation's management and corporate activities.

(D) Adjustment to reflect the reduction in one-time non-recurring acquisition costs related to pooling-of-interests business combinations. These costs consist of legal, accounting and broker fees.

(E) Adjustment to reflect the increase in amortization expense relating to goodwill recorded in connection with the 1998 Acquisitions, the Subsequent Acquisitions and the Pending Acquisitions for the periods prior to the date of acquisition. The goodwill is being amortized over an estimated life of 40 years.

(F) Adjustment to reflect reduction in interest expense associated with debt paid in conjunction with the acquisition of one of the 1998 Acquisitions.

(G) Adjustment to reflect the increase in interest expense in connection with the $100,000 of convertible notes at a rate of 7.50%, $200,000 of senior subordinated notes at an estimated rate of 10.5%, and the $100,000 term facility at an estimated rate of 8.25%. Depending on market conditions at the time the senior notes are offered and the term and credit facilities obtained, the interest rates may vary from those indicated herein.

(H) Adjustment to eliminate interest income relating to the cash consideration used in the acquisition of the 1998 Acquisitions and cash used in the Share Repurchase.

(I) Adjustment to reflect the elimination of minority interest associated with the acquisition of the remaining interest in one of the Pending Acquisitions.

(J) Adjustment to reflect the incremental provision for federal and state income taxes assuming a combined federal and state statutory rate of approximately 40% and the non-deductibility of certain goodwill amortization.

                       BUILDING ONE SERVICES CORPORATION

NOTE 3--SHARES USED TO COMPUTE EARNINGS PER SHARE

  Basic pro forma earnings per share is calculated based upon 21,608,154 weighted average shares of common stock outstanding for the year ended December 31, 1997 and the nine months ended September 30, 1998. This amount represents the common stock outstanding subsequent to the Share Repurchase of 24,600,000 shares as well as the repurchase of an estimated 900,000 shares from the exercise of certain employee stock options.

  Diluted earnings per share is calculated based upon the weighted average shares of common stock outstanding of 21,608,154 the incremental shares assuming the convertible notes convert into common shares and the dilution attributable to stock options and warrants outstanding subsequent to the transaction.

  The weighted average shares outstanding used to calculate pro forma earnings per share for the year ended December 31, 1997 and the nine months ended September 30, 1998 are as follows:

                                              Year ended     Nine months ended
                                           December 31, 1997 September 30, 1998
                                           ----------------- ------------------
Basic earnings per share:
 Net income...............................    $    18,600       $    28,052
 Pro forma weighted average common shares
  outstanding -- Basic....................     21,608,154        21,608,154
                                              -----------       -----------
 Net income per share -- Basic............    $      0.86       $      1.30
                                              ===========       ===========
Diluted earnings per share:
 Net income ..............................    $    18,600       $    28,052
 Plus: Interest expense on 7 1/2%
  convertible notes.......................          4,500             3,375
                                              -----------       -----------
 Net income on an as if converted basis...         23,100            31,427
                                              -----------       -----------
 Pro forma weighted average common shares
  outstanding -- Basic....................     21,608,154        21,608,154
 Dilution attributable to stock options
  and warrants............................         16,177           327,192
 Convertible notes, on an as if converted
  basis...................................      4,444,444         4,444,444
                                              -----------       -----------
 Pro forma weighted average shares
  outstanding -- Diluted..................     26,068,775        26,379,790
                                              -----------       -----------
Net income per share -- Diluted...........    $      0.86       $      1.19
                                              ===========       ===========